

Mail Stop 7010

May 30, 2008

Mr. Dale A. Schnittjer
Teledyne Technologies Incorporated
1049 Camino Dos Rios
Thousand Oaks, CA 91360-2362

      RE: Teledyne Technologies Incorporated
               Form 10-K for the fiscal year ended December 30, 2007
               Filed February 28, 2008
               File #1-15295

Dear Mr. Schnittjer:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 30, 2007

Business, page 1
1. In future filings, please provide the information required by Item 101(c)(ix) of Regulation S-K if applicable.

Contractual Obligations, page 43

2. Please revise future filings to include the cash requirements for interest on your long-term debt in your tabular presentation or a footnote thereto. If you provide a textual discussion, the discussion should quantify the related cash requirements using the same time frames stipulated in the table. Refer SEC Release # 33-8350, specifically footnote 46.

Critical Accounting Policies, page 53
Aircraft Product Liability Reserve, page 54

3. In order to increase the transparency of your disclosure surrounding your aircraft product liability reserve, please revise future filings to specifically discuss the amount of the liability you have recorded and the significant drivers that result in changes in that liability.

Outlook, page 59

4. We note your inclusion of a non-GAAP earnings per share measurement here as well as in your Form 8-Ks that present your financial results. Please provide us with a comprehensive discussion regarding why you believe it is appropriate to present a measure that excludes the impact of pension expense and stock option expense given your compensation costs appear to be a necessary and recurring cost of running your business. Reference Release No. 33-8176.

Consolidated Statements of Stockholders' Equity, page 71

5. Please clarify for us why you have included the effect of your adoption of SFAS 158 in your comprehensive income. Reference paragraph A7 of SFAS 158.

Note 3. Business Acquisitions, Goodwill and Intangible Assets, page 79

6. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of the terms of and your accounting for the minority interest shares of Ocean Design Inc. yet to be acquired. Reference EITF Topic D-98.

Note 8. Stockholders' Equity, page 86
Performance Share Plan, page 90

7. With a view towards future disclosure, please clarify for us how you are recognizing the expense associated with your performance share units and tell us if any expense has been recognized for the performance cycles for the three-year period ended December 28, 2008 or for the three-year period ended January 1, 2006. In addition, please tell us, and disclose in future filings, the amount of the total unrecognized compensation expense related to these units.

Form 10-Q for the quarterly period ended March 31, 2008
Item 4. Controls and Procedures, page 24

8. We note your disclosure that your disclosure controls and procedures are designed to ensure that information required to be disclosed in reports submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods. Please confirm to us, and revise future filings to clarify, if true, that your disclosure controls and procedures are also designed for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. In addition, please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in reports submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and were effective to ensure that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e).

Proxy Statement
Compensation Discussion and Analysis, page 31
Short Term Incentives, page 33

9. In future filings, please identify and quantify the individual performance objectives.

Stock Options, page 35

10. In future filings, please discuss how the committee determined the number of options to grant to the named executive officers.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 with any other questions.

                  Sincerely,

                  John Cash
                  Accounting Branch Chief